UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 18, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hirsch International Corp.

File No. 5-48341 - CF# 24114
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Hirsch International Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Schedule 13E-3 filed on August 28, 2009.

Based on representations by Hirsch International Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 99(c)(4)   through August 28, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel